FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February 2006

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 410 – 325 Howe Street,

Vancouver, BC

V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MC&NR ANN SOP Grants Final

NEWS RELEASE

 Trading Symbol: IXS

 OTCBB: IXSBF

No. 06-004

February 14, 2006

InNexus Biotechnology Announces Movement of Corporate Headquarters to Mayo Clinic Campus

Vancouver, Canada, February 14, 2006 – InNexus Biotechnology, Inc. (TSX: IXS, OTCBB: IXSBF), an innovative antibody-driven drug development company based on SuperAntibody™ Technologies, today announced that it is relocating its corporate headquarters from Vancouver, Canada effective immediately.  InNexus' new corporate address is 13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ  85259.  The Company will maintain its current toll-free numbers and an office in Vancouver.  The main telephone number for InNexus’ corporate office is 1-877-990-8382.

"Our new headquarters in Scottsdale will expand our research and development capabilities," said Dr. Charles Morgan, Chief Executive Officer and President of InNexus Biotechnology, Inc.  "In addition; the new location will provide an improved office environment for our expanding team and serve as a launch pad in the creation of new SuperAntibody™-based therapies."

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Alton Charles Morgan”
Dr. A. Charles Morgan

President

To contact us: Telephone: (877) 990-8382 / Email: business@innexusbiotech.com
Investor Relations: Telephone: (866) 990-8382 / Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

MC&NR ANN SOP Grants Final

NEWS RELEASE

 Trading Symbol: IXS

 OTCBB: IXSBF

No. 06-005

Feb. 14, 2006

InNexus Biotechnology Announces Bioequivalent Program

Completes Proof of Principal Studies with SuperAntibody Bioequivalents of FDA Cleared Antibodies

Scottsdale, Arizona, February 14, 2006 – InNexus Biotechnology, Inc. (TSX: IXS, OTCBB: IXSBF), an innovative antibody-driven drug development company based on SuperAntibody™ Technologies, today announced an expansion to its product development strategy with the introduction of its SuperAntibody Bioequivalent program.  This announcement follows the completion of initial comparative feasibility studies to FDA-cleared antibodies for four(4) SuperAntibody BioEquilavent antibodies.

Bioequivalents are defined as two products with the same strength and similar bioavailability and, for all intents and purposes, are expected to be the same.  InNexus believes that its SuperAntibody Bioequivalent antibodies represent new patentable inventions which are unlikely to infringe the intellectual property rights of existing FDA-cleared antibodies.  InNexus has also begun the patent filing process on these New Molecular Entities and the development of the scientific publications.  The current cumulative market for FDA-cleared antibodies is expected to almost triple in value over the next six years from $10.3 billion in 2004 to $30.3 billion, according to DataMonitor.

Dr. Charles Morgan, President & CEO of InNexus stated, “SuperAntibody BioEquivalents represent a novel source of intellectual property, product opportunities and future revenue sources for InNexus and demonstrates the growing and broad application of our SuperAntibody Technology drug development platform.”

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Alton Charles Morgan”
Dr. Alton Charles Morgan

President

To contact us: Telephone:  (877) 990-8382 / Email: business@innexusbiotech.com
Investor Relations: Telephone: (866) 990-8382 / Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

MC&NR ANN SOP Grants Final

NEWS RELEASE

 Trading Symbol: IXS

 OTCBB: IXSBF

No. 06-002

February 14, 2006

Vancouver, B.C.: InNexus Biotechnology, Inc. is pleased to announce that Dr. Charles Morgan has been invited to speak at the BIO CEO & Investor Conference, Waldorf Astoria Hotel, New York. Dr. Morgan’s presentation will take place in the Duke of Windsor Room at 1:30 PM. on February 15th.

This presentation will be available on the companies web site :www.innexusbiotech.com

About BIO

BIO represents more than 1,100 biotechnology companies, academic institutions, state biotechnology centers and related organizations across the United States and 31 other nations. BIO members are involved in the research and development of healthcare, agricultural, industrial and environmental biotechnology products.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

ON BEHALF OF THE BOARD OF THE DIRECTORS

____________________________

ALTON CHARLES MORGAN

President/CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Endnotes

325 Howe Street, Suite 410 Vancouver, BC V6C 1Z7

1-877-990-8382

325 Howe Street, Suite 410 Vancouver, BC V6C 1Z7

1-877-990-8382

MC&NR ANN SOP Grants Final